UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MAIN STREET RESTAURANT GROUP, INC.
(Name of Subject Company (Issuer))
MAIN STREET ACQUISITION CORPORATION
BRIAD MAIN STREET, INC.
BRADFORD L. HONIGFELD
(Name of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)
Bradford L. Honigfeld
c/o The Briad Group
78 Okner Parkway
Livingston, N.J. 07039
(973) 597-6433
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Blake Hornick, Esq. Pryor Cashman Sherman & Flynn LLP 410 Park Avenue New York, NY 10022 (212) 326-0133 (Telephone) (212) 798-6329 (Facsimile)	Brian H. Blaney, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, AZ 85016 (602) 445-8000 (Telephone) (602) 445-8100 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$114,500,388	$12,252

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes (i) the purchase of 14,969,374 shares of common stock, $0.001 par value per share (the “Shares”), at the tender offer price of $6.40 per Share, (ii) that all outstanding options to purchase Shares (“Options”), excluding 1,200,000 Options that will expire unexercised pursuant to a contractual agreement (the “Lock-up Options”), will be cashed out in connection with the transaction, (iii) that all outstanding warrants to purchase Shares will be cashed out in connection with the transaction, and (iv) that all 127,500 outstanding restricted stock units (the “Restricted Stock Units”) will be cashed out in connection with the transaction. The transaction value includes: (i) $95,803,994 (the offer price of $6.40 multiplied by the 14,969,374 shares that may be tendered), (ii) $339,191 (the sum payable to the holder of the Lock-up Options in consideration for allowing such options to expire unexercised), (iii) $13,820,275 (the offer price of $6.40 multiplied by 2,159,418, the number of outstanding Options (excluding the Lock-up Options)), (iv) $3,720,928 (the offer price of $6.40 multiplied by 581,395, the number of outstanding Warrants), and (v) $816,000 (the offer price of $6.40 multiplied by 127,500, the number of outstanding Restricted Stock Units).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals .010700% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Bradford L. Honigfeld, Briad Main Street, Inc., a Nevada corporation (“BMS”) which is wholly owned by Mr. Honigfeld, and Main Street Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of BMS. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”), at a purchase price of $6.40 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.
      The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Main Street Restaurant Group, Inc., a Delaware corporation. The Company’s principal executive offices are located at 5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018. The Company’s telephone number is (602) 852-9000.
      (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed on June 1, 2006 with the Securities and Exchange Commission states that as of May 12, 2006, there were 17,230,176 shares of its common stock outstanding. The Company has informed Offeror that as of May 19, 2006, there were outstanding options to purchase 3,359,418 shares of its common stock, warrants to purchase 581,395 shares of its common stock and 127,500 restricted stock units. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
      (c), (d) The information set forth in Sections 6 and 14 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      (a), (b), (c) This Schedule TO is filed by the Offeror, BMS and Bradford L. Honigfeld. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, are incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror, BMS, or Mr. Honigfeld, or any of their respective affiliates or subsidiaries, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Company.
      The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” is incorporated herein by reference.

Item 9.	Persons/ Assets Retained, Employed, Compensated or Used.
      The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.
      Not applicable.

Item 11.	Additional Information.
      (a)(1) The information set forth in Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
      (a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Certain Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
      (a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
      (a)(5) Not applicable.
      (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated June 1, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on June 1, 2006 in The New York Times.

(a)(1)(viii)	Press Release issued by the Company on May 22, 2006 (included in Schedule TO, filed by Bradford L. Honigfeld, Offeror and BMS on May 22, 2006 with the Securities Exchange Commission and incorporated herein by reference).

(a)(1)(ix)	Joint Press Release issued by the Company and BMS on June 1, 2006.

(b)(1)	Credit Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto from time to time, and Banc of America Securities LLC as Joint Leader Arranger and Sole Book Manager.

(b)(2)	Senior Subordinated Loan Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A., the other lenders party thereto from time to time, and Banc of America Securities LLC as Sole Leader Arranger and Sole Book Manager.

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2006, by and among BMS, Offeror and the Company.

(d)(2)	Confidentiality Agreement, dated as of December 9, 2005, among Briad Restaurant Group, L.L.C., Briad Wenco, L.L.C. and the Company.

(d)(3)	Exclusivity Agreement dated as of March 29, 2006 between Bradford L. Honigfeld and the Company.

(d)(4)	Amendment to Exclusivity Agreement dated as of April 26, 2006 between Bradford L. Honigfeld and the Company.

(d)(5)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, John F. Antioco, Antioco Limited Partnership and The Antioco LLC.

(d)(6)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and Lorraine Antioco.

(d)(7)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, The Zyman Foundation, Inc. and the Sergio S. Zyman IRA.

(d)(8)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.

(d)(9)	Letter Agreement dated April 19, 2006 by and between Bradford L. Honigfeld and Bart A. Brown, Jr.

(d)(10)	Guaranty of Bradford L. Honigfeld dated as of May 19, 2006.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2006	/s/ Bradford L. Honigfeld Bradford L. Honigfeld

BRIAD MAIN STREET, INC.

Date: June 1, 2006	By: /s/ Bradford L. Honigfeld Bradford L. Honigfeld President

MAIN STREET ACQUISITION CORPORATION

Date: June 1, 2006	By: /s/ Bradford L. Honigfeld Bradford L. Honigfeld President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated June 1, 2006.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of Summary Advertisement as published on June 1, 2006 in The New York Times.

(a)(1)(viii)	Press Release issued by the Company on May 22, 2006 (included in Schedule TO, filed by Bradford L. Honigfeld, Offeror and BMS on May 22, 2006 with the Securities Exchange Commission and incorporated herein by reference).

(a)(1)(ix)	Joint Press Release issued by the Company and BMS on June 1, 2006.

(b)(1)	Credit Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto from time to time, and Banc of America Securities LLC as Joint Leader Arranger and Sole Book Manager.

(b)(2)	Senior Subordinated Loan Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A., the other lenders party thereto from time to time, and Banc of America Securities LLC as Sole Leader Arranger and Sole Book Manager.

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2006, by and among BMS, Offeror and the Company.

(d)(2)	Confidentiality Agreement, dated as of December 9, 2005, among Briad Restaurant Group, L.L.C., Briad Wenco, L.L.C., and the Company.

(d)(3)	Exclusivity Agreement dated as of March 29, 2006 between Bradford L. Honigfeld and the Company.

(d)(4)	Amendment to Exclusivity Agreement dated as of April 26, 2006 between Bradford L. Honigfeld and the Company.

(d)(5)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, John F. Antioco, Antioco Limited Partnership and The Antioco LLC.

(d)(6)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and Lorraine Antioco.

(d)(7)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, The Zyman Foundation, Inc. and the Sergio S. Zyman IRA.

(d)(8)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.

(d)(9)	Letter Agreement dated April 19, 2006 by and between Bradford L. Honigfeld and Bart A. Brown, Jr.

(d)(10)	Guaranty of Bradford L. Honigfeld dated as of May 19, 2006.

(g)	None.

(h)	None.